
December 15, 2016

W. Thomas Conner
GraniteShares ETF Trust
Reed Smith LLP
1301 K Street, NW
Washington, D.C. 20005-3373

      Re: GraniteShares ETF Trust
              Registration Statement on Form N-1A
              File Nos. 333-214796, 811-23214

Dear Mr. Conner:

On November 23, 2016, you filed a registration statement on Form N-1A on behalf of GraniteShares ETF Trust (the "Trust") in connection with the GraniteShares Bloomberg Commodity Index Investment Fund ("Bloomberg Commodity Index Investment Fund"), the GraniteShares GSCI Commodity Index Investment Fund ("GSCI Commodity Index Investment Fund"), and the GraniteShares S&P MLP Index Investment Fund ("S&P MLP Index Investment Fund") (collectively, the "Funds"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1.   A fund that intends to be an "investment company" must generally invest in securities, as defined in section 2(a)(36) of the Investment Company Act of 1940 ("1940 Act"). A fund that intends to operate as an index-based exchange-traded fund ("ETF") must receive an order from the Commission granting exemptive relief from certain provisions of the 1940 Act. The granting of such an order is conditioned, in part, upon a fund's representation that "[e]ach Fund, or its respective Master Fund, will invest at least 80% of its assets, exclusive of collateral held from securities lending, in <u>Component Securities</u> of its respective Underlying Index (emphasis added)." Please explain whether the instruments and assets in which the Funds plan to invest are each a "security" as defined in the 1940 Act. If such instruments are not securities, please explain how the Funds would (i) qualify to be registered and regulated as "investment companies" under the 1940 Act; and (ii) comply with the representation necessary for exemptive relief.

2.   Please explain whether the Funds will be applying for exemptive relief or, otherwise, on which existing exemptive order the Funds will be relying.

3.   You state that the Funds will seek to qualify for treatment as a "regulated investment company" ("RIC") under Subchapter M of the Internal Revenue Code ("Code"). To qualify for favorable tax treatment as a RIC under the Code, 90% of a fund's income must derive from certain sources including "gains from the sale or disposition of stock or securities, as defined in section 2(a)(36) of the [1940 Act]", *i.e.*, the "qualifying income test." The Internal Revenue Service ("IRS") has made determinations about whether certain investments generate "qualifying income" as defined in section 851(b)(2) of the Code. *See* Rev. Rul. 2006-1, 2006-2 I.R.B. 261. On September 28, 2016, the IRS and the U.S. Department of Treasury issued proposed regulations that may have an impact on the IRS's 2006 determinations. *See* Notice of Proposed Rulemaking, REG-123600-16. Please explain how each Fund intends to qualify as a RIC. Also, please supplement the existing risk disclosure in the prospectus in light of current conditions. *See* IM Guidance Update, No. 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions (March 2016).

4.   Under Rule 35d-1 of the 1940 Act, the Funds must have a policy of investing at least 80% of their net assets plus borrowings for investment purposes in the type of investment suggested by their respective names. The name of the index and the term "Investment" in the Funds' respective names suggest a type of investment rather than a strategy. Please add two 80% policies for each Fund – one regarding the type of investment and one regarding the type of index. For example, the Bloomberg Commodity Index Investment Fund should have one 80% policy regarding commodities and a second 80% policy regarding the components of the Bloomberg Commodity Index. Also, please disclose that a Fund will change its 80% policies only upon 60 days' notice to shareholders. Alternatively, please consider changing the Funds' names to include only terms that suggest a strategy and that would therefore not be subject to Rule 35d-1.

SUMMARY PROSPECTUS

- **Applicable to All Three Funds**

Pages 1, 9, and 18 – Fees and Fund Expenses

5.   You state, "The accompanying tables describe the fees and expenses that you may pay if you buy and hold shares of the fund. Investors may pay brokerage commissions on their purchases and sales of fund shares, which are not reflected in the table or the Example below." You also state, "Fees and Expenses - This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. The fees are expressed as a percentage of the fund's average daily net assets." These two headings are repetitive. Please revise accordingly.

6.   In footnote 1 of the fee table you state, "The Other Expenses include independent trustee fees, printing fees, Chief Compliance Officer fees, and costs paid to other third party service providers." Please delete this sentence or move it to the Statement of Additional Information

because it is not required or permitted by Form N-1A. *See* General Instruction C.1. of Form N-1A.

7.   Please confirm that the expense limitation agreement referred to in footnote 2 of the fee table will apply for no less than one year from the effective date of the registration statement. *See* Item 3, Instruction 3(e) of Form N-1A. Also, the footnote states that "the Adviser is permitted to recoup from the fund previously waived advisory fees or reimbursed expenses for three years from the fiscal year in which fees were waived or expenses reimbursed." We believe that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. Please revise.

Pages 2, 10, and 19 – Principal Investment Strategies

8.   You state that each Fund's objective is to track the performance of its respective index and that each index has a total return component. Please explain whether Fixed Income Securities are a component of each index and how each Fund will satisfy its Rule 35d-1 80% policies of investing in the type of investment suggested by its name.

9.   You use different defined terms for each Fund's respective index in the summary prospectus compared to the statutory prospectus. Please pick one term to use consistently throughout the registration statement and ensure that it is not so generic, *i.e.*, "Index," as to be confused with the other indices mentioned.

Pages 3, 11, and 20 – The Fund's Investment Strategy

10.   Since the Funds may use derivative instruments, please review your disclosure in light of the observations from the Division of Investment Management: Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

11.   In the paragraph describing swap agreements, please move the sentences discussing risks to the risk section.

12.   Please explain to us whether derivatives will be included in the calculation of each Fund's compliance with its 80% policy under Rule 35d-1 and, if so, how derivatives will be valued for this purpose. The 80% policy is an asset based test, not an exposure test. If each Fund intends to include derivatives as part of its 80% policy, it must value the derivatives for purposes of Rule 35d-1 on a mark-to-market basis (*i.e.*, using the current market price of the derivative, or if it is an OTC derivative, its fair value). Disclosure describing the valuation approach must be included in the registration statement, although it need not be in Item 4 of Form N-1A.

13.   You state that each Fund's "Fixed Income Securities holdings serve as margin or collateral for the fund's derivative investment contract positions and earn income for the fund." Please explain in plain English how this is accomplished.

Pages 3, 12, and 20 – The Fund's Investment Strategy (cont'd)

14.   You state that the "Adviser may seek to <u>actively</u> manage the Fixed Income Securities portion of the fund's portfolio (emphasis added)." Please describe the decision-making process for the buy/sell decisions. In the risk section, you state in "Passive Investment Risk" that "the fund and the Index are <u>not actively managed</u> (emphasis added)." Please resolve this inconsistency.

Pages 6, 14, and 22 – Principal Risks of Investing in the Fund

15.   The paragraph describing the risks of fixed income securities does not sufficiently describe risks associated with each of the fixed income investments mentioned earlier in the registration statement. Please revise.

Pages 6, 14, and 23 – Principal Risks of Investing in the Fund (cont'd)

16.   In the paragraph describing liquidity risks, please also note that the adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

Pages 7, 15, and 24 – Principal Risks of Investing in the Fund (cont'd)

17.   In the paragraph describing the risks of secondary market trading, please disclose in "Trading Issues" that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF's shares and the underlying value of those shares.

18.   Please disclose in "Fluctuation of Net Asset Value" the risk that the ETF's market price may deviate from the value of the ETF's underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF's NAV.

Pages 8, 16, and 25 – Principal Risks of Investing in the Fund (cont'd)

19.   In the paragraph describing the risks associated with valuation, please disclose that the discussion of the Intraday Interim Value ("IIV") should specifically address how (a) the IIV is calculated (*i.e.*, whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (*e.g.*, operating fees or other accruals), and (c) what types of values are used for underlying holdings (*e.g.*, in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

20.   If creation units are purchased primarily with cash or are redeemed primarily with cash, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Pages 8, 16, and 25 – Portfolio Management

21.   Please disclose the month and year of the Fund's inception when known. *See* Item 5(b) of Form N-1A.

- **Applicable to Bloomberg Commodity Index Investment Fund**

Page 2 – Principal Investment Strategies

22.   You state that the "Index is a rules-based index that, in order to provide a fair representation of the importance of a diversified group of commodities to the world economy, uses both liquidity data and U.S. dollar–weighted production data in determining the selection and relative weightings of included commodities." With respect to the term "diversified," please use a synonym to avoid confusion with the fact that the Fund is non-diversified. Also, please explain in plain English what you mean by "liquidity data" and "U.S. dollar-weighted production data."

23.   You state, "Twenty-four commodities have been selected that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract." Please explain in plain English what you mean by "qualifying." In what way and by whom is a futures contract determined to be "qualifying"?

24.   Please make the description of the index's constituents and methodology more precise and clear. For example, the index's website states that it "is composed of futures contracts on physical commodities." But you state variously that the index consists of commodities and futures contracts. Also, you state that 24 commodities are selected but that the index consists of 20 commodities.

Page 3 – The Fund's Investment Strategy

25.   In the paragraph describing futures contracts, please explain in plain English what you mean by "specified U.S. Treasury securities that are deemed to have been held to collateralize a hypothetical long position in these futures contracts," and why "earning interest on the Fixed Income Securities" is relevant.

Page 4 – Principal Risks of Investing in the Fund

26.   In the paragraph describing the risks of commodity and commodity-linked derivatives, you refer to investments in options, among other things. If options are a principal investment strategy please add disclosure to the strategies section.

- **Applicable to GSCI Commodity Index Investment Fund**

Page 10 – Principal Investment Strategies

27.   Please explain in plain English what you mean by "world production-weighted basis."

28.   Please make the description of the index's methodology more precise and clear. For example, you state that the index is rules-based but do not provide any clear rules. In what respect is stating that there are no limits on the number of contracts that may be included in the index a rule? What are the eligibility criteria? How are the commodities weighted on a production basis?

Page 12 – Principal Risks of Investing in the Fund

29.   In the paragraph describing the risks of commodity and commodity-linked derivatives, you refer to investments in options, among other things. If options are a principal investment strategy please add to the strategies section.

- **Applicable to S&P MLP Index Investment Fund**

Page 20 – The Fund's Investment Strategy

30.   You state that the Fund "seeks to achieve its investment objective by investing in MLP-linked investment contracts that derive their value from the performance of the Index, and in bonds, debt securities and other fixed income securities ("Fixed Income Securities") issued by various U.S. public- or private-sector entities." If it is correct that the Fund will not invest directly in securities issued by MLPs, please revise the sentence to state, "Rather than investing directly in MLPs, the fund seeks to achieve its investment objective by . . . ." Also, if the referenced debt issuers in this sentence are not MLPs, please make that clear.

31.   Please explain in general terms how the Fund's adviser decides which securities to buy and sell. *See* Item 9(b)(2) of Form N-1A.

Page 23 – Principal Risks of Investing in the Fund

32.   You have included a "Master Limited Partnership Risk," which discusses risks of holding "MLP common units." Please explain why this risk is relevant if the Fund will not be a holder of MLP common units.

STATUTORY PROSPECTUS

Page 26 – Investment Objectives, Strategies and Risks

33.   Please state that the Funds' objectives may be changed without shareholder approval, as you have done in the Statement of Additional Information. *See* Item 9(a) of Form N-1A.

Pages 27 and 30 – Principal Investment Strategies

34.   You state that the Bloomberg Commodity Index Investment Fund's and the GSCI Commodity Index Investment Fund's "swap agreements will generally consist of commodity-linked total return swaps." Does "generally" mean that the Funds might engage in other kinds of swaps? If so, please specify which kinds and confirm that the Funds will comply with section 18 of the 1940 Act regarding proper asset segregation.

35.   The Bloomberg Commodity Index Investment Fund and the GSCI Commodity Index Investment Fund disclose that they may engage in transactions involving total return swaps ("TRS"). A TRS is a "senior security" for purposes of section 18 of the 1940. When a fund engages in TRS, the fund will need to "set aside" (also referred to as "segregate") an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this purpose is sometimes referred to as "cover".) *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including "cover" obligations) for purposes of section 18 of the 1940 Act. *See* Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Fund operates.

STATEMENT OF ADDITIONAL INFORMATION

Page 7 – Portfolio Holdings

36.   Please describe (1) any policies and procedures with respect to the receipt of compensation or other consideration by the Funds, their investment adviser, or any other party in connection with the disclosure of information about portfolio securities, and (2) the procedures that the Funds use to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Funds' investment adviser; principal underwriter; or any affiliated person of the Funds, their investment adviser, or principal underwriter, on the other. *See* Item 16(f)(1)(iv) and (v) of Form N-1A.

Page 29 – Members of the Board and Officers

37.   Please explain why it is reasonable to determine that the Funds' leadership structure is appropriate given that the chairman is an interested Trustee, there is no lead Independent Trustee, and the number of Independent Trustees is unknown. *See* Item 17(b)(1) of Form N-1A.

38.   For each Trustee who is an interested person of the Funds, describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the trustee is an interested person. *See* Item 17(a)(1), Instruction 2 of Form N-1A.

39.   Please supplement the section called "Individual Trustee Qualifications" with individual descriptions about each Trustee's qualifications when known.

Page 32 – Proxy Voting Policies

40.   Please disclose the procedures the Funds use when a vote presents a conflict between the interests of Fund shareholders and others. You state that the Funds have guidelines but you must explain what the guidelines are. *See* Item 17(f) of Form N-1A.

Page 33 – The Portfolio Manager

41.   In the section regarding compensation, for each type of compensation, describe with specificity the criteria on which the compensation is based. *See* Item 20(b) of Form N-1A. Also, please provide the information required by this paragraph as of the most recent practicable date, and disclose the date as of which the information is provided. *See* Item 20(b), Instruction 1 of Form N-1A.

Page 33 – The Distributor

42.   Please describe the Funds' Rule 12b-1 Plan. *See* Item 19(g) of Form N-1A.

Page 48 – Risk of IRS Change in Interpretation

43.   Please explain to us (1) what the "recent pronouncements from the IRS" are; (2) why they cause you to believe that the "IRS will now defer to the SEC to define which instruments are 'securities' under Section 2(a)36 of the 1940 Act and, thus, for the RIC rules," and (3) to what current "RIC rules" you are referring.

*   *   *   *   *   *

        Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel